Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

March 8, 2004

[redacted]

04010436

VIA COURIER

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 9 2004
WASH. D.C. 158

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Confirmation of Mailing dated February
2. February 24, 2004 Press Release regarding the 2003 distribution tax information, year-end proven reserves and details of its 2004 AGM;
3. Form 45-102F2 dated March 1, 2004; and
4. February 24, 2004 Press Release regarding the update to Syncrude's Stage 3 project construction schedule and capital cost estimate.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

February 5, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Officer of the Administrator of Securities
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Department of Government Services and Lands, Securities Division

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on February 5, 2004, to all registered holders of units of Canadian Oil Sands Trust (the "Trust") whose names appear on the Trust's Supplemental Mailing List (as defined in the National Instrument 54-101 regarding shareholder communications):

1. Comparative consolidated financial statements of the Trust as at and for the three and twelve months ended December 31, 2003; and
2. Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the three and twelve months ended December 31, 2003.

Yours very truly,

CANADIAN OIL SANDS TRUST
by its manager,
CANADIAN OIL SANDS LIMITED

(signed) Trudy M. Curran

Trudy M. Curran
General Counsel and Corporate Secretary

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides 2003 distribution tax information, year-end proven reserves and details of its 2004 AGM

Calgary, Feb. 24, 2004 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today announces the tax breakdown for the total cash distribution of $2.00 per Trust unit paid by the Trust in respect of the 2003 calendar year.

Unitholders should note that the cash distribution payable on February 27, 2004 is taxable in the 2003 year because the distribution relates to the period ended December 31, 2003. Similarly, the distribution paid on February 28, 2003 should be excluded from a unitholder's 2003 tax return as that distribution relates to the period ended December 31, 2002.

Canadian resident unitholders
Cash distributions paid by the Trust for the 2003 calendar year were 82.67 per cent taxable as income with the remaining 17.33 per cent tax deferred for Canadian residents holding their units outside of a registered pension or retirement plan. A T-3 supplemental form detailing the tax status will be mailed to the Trust's unitholders.

U.S. resident unitholders
Cash distributions paid by the Trust for the 2003 calendar year were 76.46 per cent taxable as ordinary income with the remaining 23.54 per cent tax deferred. A Canadian NR4 (non-resident) supplemental form detailing the specific taxable amounts will be mailed to the Trust's non-resident unitholders.

Unitholders also should be aware that participating in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") does not relieve them of any liability for Canadian income taxes, or if they are a non-resident of Canada, for any Canadian withholding taxes that may be payable on the distribution. More information on the income tax consequences of participating in the DRIP is available by requesting a copy of the DRIP, contacting investor relations or through the Trust's Web site. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

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For any questions regarding the supplemental tax forms, please contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253. For all other inquiries, please contact the Trust.

A detailed breakdown of the distributions paid by the Trust since inception is available at www.cos-trust.com under investor information, distributions.

Year-end proven reserves

Based on an independent reserves evaluation by Gilbert Laustsen Jung Associates Ltd. effective January 1, 2004 and prepared in accordance with National Instrument 51-101, Canadian Oil Sands Trust plans to file its final reserve reports in March. These reports show no significant revisions from prior disclosure and confirm the Trust's proven reserves of 1,070 million barrels, based on the Trust's 35.49 per cent share. Based on the Trust's 2004 production outlook of 30.5 million barrels, this represents a reserve life of approximately 35 years.

Annual and Special Meeting of Unitholders

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders will be held on April 26, 2004 at 2:00 p.m. (Calgary time) in the Glenview room of the TELUS Convention Centre in Calgary, Alberta. The close of business on March 12, 2004 has been fixed as the Record Date for determination of those Unitholders entitled to receive notice and to vote at the meeting. A live audio Web cast of the meeting will be available on Canadian Oil Sands Trust's Web site at www.cos-trust.com.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. Syncrude is one of the largest participants in the expanding development of Alberta's oil sands, a vast resource that rivals the crude oil reserves of Saudi Arabia. The Trust's approximately 87.2 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Form 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, *Resale of Securities*

Canadian Oil Sands Trust (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that, in respect of a distribution on February 27, 2004 of 306,176 trust units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102, *Resale of Securities*, at the distribution date.

DATED at Calgary, Alberta, this 1st day of March, 2004.

CANADIAN OIL SANDS TRUST, by its Manager,
CANADIAN OIL SANDS LIMITED

Per: [signature]
Trudy M. Curran
General Counsel & Corporate Secretary

INSTRUCTIONS:

File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust announces update to Syncrude's Stage 3 project construction schedule and capital cost estimate

Calgary, March 4, 2004 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announces an updated forecast of Syncrude's Stage 3 expansion schedule and capital cost based on information provided by Syncrude as of this date. The best current estimate from Syncrude is that the project will reach mechanical completion in early 2006, rather than mid 2005, and be in service by mid 2006. This extended completion date is expected to increase total capital costs to approximately $7.8 billion compared to the September 2002 estimate of $5.7 billion.

"Canadian Oil Sands is extremely disappointed in the extended completion outlook provided by Syncrude and surprised by the magnitude of the capital cost increase for the Stage 3 project," said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer. "Significant reorganization and forward plans are being implemented as a result of this new information. It is only fortuitous that this setback is occurring during a period of robust crude oil prices, which may prevail for some time and should help Canadian Oil Sands continue to fund much of its share of this project from cash flow."

Over the past two months, Syncrude has been assisted by many independent experts sourced worldwide and from the project management ranks of Syncrude's owners in reassessing the status of Stage 3. Many of these project management specialists now will be introduced into a newly reorganized project management structure to oversee the completion of Stage 3. Syncrude's third-party contractors also have been compelled to strengthen their on-site construction management teams.

Syncrude advises that the largest capital cost increases stem from the protracted engineering phase at the beginning of the project and the underestimation of revamping existing facilities and tie-ins, which together have overshadowed the relatively stronger productivity of the green field components of the construction.

Stage 3 expenditures to date total $4.7 billion, which include the completion of the Aurora 2 mining train and about 37 per cent completion of construction for the upgrader expansion (UE-1) with the purchase of materials, modules and equipment over 90 per cent complete.

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It is Syncrude's view that the current loss in schedule of three months will not be recaptured, and in fact, will continue to trend toward a longer delay of six to eight months to mechanical completion with an additional two to four months to an in-service date, resulting in a mid 2006 full completion date. Similar peak workforce levels of 4,500 to 5,500 people will remain but for an additional duration, contributing largely to the approximate $2 billion increase in the forecast completion cost. As previously announced, the $0.7 billion bitumen production expansion component of Stage 3, known as the Aurora 2 mine, already has been completed on time and only four per cent over budget and is currently operating according to plan.

Following this project assessment, Syncrude's decision to extend the construction period rather than attempt to dramatically ramp up the workforce is consistent with its original contingency plan, which is founded on recent industry experience that such tactics do not accelerate the completion date, but merely reduce productivity and further increase costs.

Canadian Oil Sands expects that the outlook for its 2004 capital program will increase from $750 million to about $1.0 billion, 75 per cent of which will represent Stage 3 investment. Details of the capital program for 2004, 2005 and 2006 will be posted on the Trust's Web site following further analysis of the Syncrude information.

The Trust monitors its financing plan continually, and it does not currently foresee having to take any action regarding its current distributions; however, new equity outside of the Trust's distribution reinvestment plan (DRIP) likely will be required in due course, the amount and timing of which will be highly sensitive to crude oil prices and production performance.

The long term economics for the Stage 3 project remain adequate for Canadian Oil Sands Trust. The Stage 3 project is expected to result in an increase in annual Syncrude production to approximately 128 million barrels, or 45 million barrels net to the Trust. With Syncrude's large reserve base, this is anticipated to allow the project to produce at rates of approximately 350,000 barrels per day, or 124,000 barrels per day net to the Trust, for at least 35 years. In addition to a substantial rise in production, the project is expected to contribute to reduced operating costs of about $13 to $14 per barrel, excluding energy expenses, and an improvement in product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

On the operational side, February marks the third month of near capacity production, averaging approximately 253,000 barrels a day, gross to Syncrude, since December 1, 2003 following the completion of the last coker turnaround. This performance puts Canadian Oil Sands slightly ahead of its 2004 production budget and significantly above its cash flow outlook, given the compounding impact of high crude prices during this period.

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CONFERENCE CALL TODAY

Canadian Oil Sands Trust will host a conference call today, Thursday, March 4 at 3:30 p.m. mountain standard time (5:30 eastern standard time) to discuss this release.

To participate, please dial 1-800-814-4853 approximately 10 minutes prior to the conference call. If you are in the Toronto area or outside North America, please dial (416) 913-8746. An archived recording of the call will be available until midnight on March 11 by dialing 1-877-289-8525, or (416) 640-1917 in the Toronto area and outside North America, and entering pass code 21041258#.

A live audio Web cast of the conference call also will be available on Canadian Oil Sands' Web site at www.cos-trust.com under Investor Information, Investor Presentations. The Web cast will be archived for 90.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. Syncrude is one of the largest participants in the expanding development of Alberta's oil sands, a vast resource that rivals the crude oil reserves of Saudi Arabia. The Trust's approximately 87.5 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

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Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion; the capital forecast for 2004, 2005 and 2006, the financial plans that are undertaken by Canadian Oil Sands Trust to meet its higher capital obligations; the expected level of production following Stage 3 and the return achieved from sales of Syncrude Sweet Premium. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; whether the Kyoto accord is ratified and implemented and the specifics of such implementation; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com